Filed by Stira Alcentra Global Credit Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Stira Alcentra Global Credit Fund

Commission File No. 333-214405

NEWS RELEASE

SAGC Contact:	Jennifer Franklin	Priority Contact:	Richard Gann
Phone:	(949) 333-1721	Phone:	(646) 380-1715
Email:	jfranklin@stiracmg.com	Email:	rgann@prospectcap.com

Stira Alcentra Global Credit Fund Approves Merger With Priority Income Fund

IRVINE, California, and NEW YORK, New York, May 6, 2019 –Stira Alcentra Global Credit Fund (“SAGC”) announced that the proposed merger with and into Priority Income Fund, Inc. (“Priority”) was approved today at a special meeting of shareholders.

Of the 2,195,133 votes cast in person or by proxy at the special meeting of shareholders, 98 percent voted in favor of the merger. Subject to the satisfaction or waiver of all closing conditions, SAGC expects the Merger to close on or about May 10, 2019.

The merger is a “NAV for NAV” transaction, pursuant to which SAGC shareholders will receive the number of shares of Priority common stock determined by applying an exchange ratio that compares the respective net asset values of SAGC and Priority shortly before closing.

Priority is a non-traded, closed-end fund registered as an investment company under the Investment Company Act of 1940. Priority is managed by an investment adviser led by a team of investment professionals from the investment and operations team of Prospect Capital Management L.P.

About Priority Income Fund

Priority is a registered closed-end fund that was created to acquire and grow an investment portfolio primarily consisting of senior secured loans or pools of senior secured loans known as CLOs. Such loans will generally have a floating interest rate and include a first lien on the assets of the respective borrowers, which typically are private and public companies based in the United States. For more information, visit www.priority-incomefund.com.

About Prospect Capital Management L.P.

Headquartered in New York City, Prospect Capital Management L.P. is an SEC-registered investment adviser that, along with its predecessors and affiliates, has a more than 30-year history of investing in and managing high-yielding debt and equity investments using both private partnerships and publicly traded closed-end structures. Prospect and its affiliates employ a team of approximately 100 professionals who focus on credit-oriented investments yielding attractive current income. Prospect and its affiliates have approximately $6.6 billion of assets under management as of December 31, 2018. For more information, please call (212) 448-0702 or visit www.prospectcap.com.

About Stira Alcentra Global Credit Fund

SAGC is an externally managed, non-diversified closed-end management investment company that is registered under the Investment Company Act of 1940, as amended. SAGC’s investment adviser is Stira Investment Adviser, LLC, an affiliate of the Steadfast Companies, a group of integrated real estate investment, management and development companies. The Steadfast Companies, with their corporate office located in Irvine, California, own or manage more than $5.6 billion in real estate assets and employ a staff of over 2,100 in the United States and Mexico as of December 31, 2018. Since their founding in 1994, the Steadfast Companies have, directly or indirectly, sponsored over 50 privately or publicly offered prior real estate investment programs.

Forward-Looking Statements

This press release contains certain forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the risk factors sections of Priority’s and SAGC’s joint prospectus and proxy statement and other reports filed by them with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and none of Priority, Prospect, or SACG undertake any obligation to update any such statements that may become untrue because of subsequent events.

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